S N

19010522

...AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-69555~~ 8-69728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2018 (MM/DD/YY) AND ENDING March 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASTOR RIDGE NA LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray (212) 916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

SEC Mail Processing Section
MAY 31 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Astor Ridge NA LLP, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

5/30/2019

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partner of
Astor Ridge N.A. LLP
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Astor Ridge N.A. LLP as of March 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Astor Ridge N.A. LLP as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Astor Ridge N.A. LLP's management. Our responsibility is to express an opinion on Astor Ridge N.A. LLP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Astor Ridge N.A. LLP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Astor Ridge N.A. LLP's auditor since 2016.
New York, New York
May 30, 2019

ASTOR RIDGE N.A. LLP

Table of Contents
March 31, 2019

CONTENTS

ASTOR RIDGE N.A. LLP

Statement of Financial Condition
March 31, 2019
(Expressed in United States Dollars)

Assets

Cash	$ 34,243
Deposit with clearing broker	250,000
Receivable from clearing broker	60,302
Property and equipment, net	30,842
Security deposit	26,100
Prepaid expense	12,248
Total assets	$ 413,735

Liabilities and Partners' Capital

Accounts payable and accrued expenses	$ 61,814
Total liabilities	61,814
Partners' capital	351,921
Total liabilities and partners' capital	$ 413,735

The accompanying notes are an integral part of this financial statement.

ASTOR RIDGE N.A. LLP
Notes to Financial Statement
March 31, 2019
(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Astor Ridge N.A. LLP (the "Company", the "LLP", "or "ARNA") was organized on September 16, 2015 under the Limited Liability Partnerships Act of 2000 of England and Wales, as a limited liability partnership. The Company was approved and registered with the Securities and Exchange Commission ("SEC") on August 24, 2016. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the National Futures Association (the "NFA"). The Company is a majority owned subsidiary of Astor Ridge LLP, a United Kingdom limited liability partnership regulated under the Financial Conduct Authority ("FCA"), a regulator for financial services firms and financial markets in the United Kingdom.

The security transactions which are entered into on behalf of the Company's institutional customers are cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. The Company is a member of the Securities Investor Protection Corp. The Company, as a result of its membership in the NFA, has annual reporting requirements under Regulation 1.16 of the Commodity Futures Trading Commission.

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statement and related notes has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The U.S. Dollar is the functional currency of the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. At March 31, 2019, the Company did not have any cash equivalents.

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation (FDIC).

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange. Gains and losses resulting from foreign currency translations are included in the net loss on the statement of operations.

Property and equipment

The Company records property and equipment at cost providing for depreciation at the time the assets are placed in service. Property and equipment is stated at cost less accumulated depreciation. Depreciation of assets is provided using accelerated methods for financial statement reporting purposes over the estimated useful lives of the assets, which is five years.

Deposit with and Receivable from Clearing Broker

The Company entered into a fully disclosed clearing agreement with a clearing broker on November 23, 2016. The Company made an initial security deposit agreed to by the Company and the clearing broker. At March 31, 2019, the Company has a U.S. Treasury Bill with a fair value of $250,000 to satisfy its clearing deposit of $250,000 plus a receivable of $60,302 due from the clearing broker.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation of Investments at Fair Value

The Company applies the provisions of ASC 820, Fair Value Measurements, which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the prices for similar assets and liabilities and other observable information that can be corroborated by market data.

Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company's investment in securities at March 31, 2019 consists of a United States Treasury Bill. The fair value was determined from a quoted market price and is classified as a level I security as of March 31, 2019.

(Expressed in United States Dollars)

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement - Leases

In February 2016, the Financial Accounting Standards Board (the "FASB") issued ASU 2016-02, Leases (Topic 842), requiring lessees to recognize a right-of-use asset and a lease liability on the statement of financial condition for all leases with the exception of short-term leases. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. ASU 2016-02 is effective for the Company on April 1, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

Note 2 - Net Capital Requirements

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At March 31, 2019, the Company had net capital of $282,356, which was $277,356 in excess of its net capital requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.22 to 1 at March 31, 2019.

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $376,709 for the year ended March 31, 2019, and as a result the partners of the Company made capital contributions of $349,930 to fund expenses and maintain the Company's compliance with the net capital rule. It is the intention of the partners to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

ASTOR RIDGE N.A. LLP
Notes to Financial Statement
March 31, 2019
(Expressed in United States Dollars)

Note 3 - Income Taxes

The Company does not record a provision for federal and state income taxes because the partners reports their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). Generally, the Company is subject to examination by the major taxing authorities for the three-year period prior to the date of these financial statements.

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. To date, there have been no such penalties or interest.

Note 4 - SIPC

The Company is exempt from the provisions of the rule 17a-5(e)(4) of the Securities Exchange Commission as of March 31, 2019. In accordance with the Securities Investors Protection Corporation ("SIPC") instructions to form SIPC 7 which indicate, in paragraph F, that Rule 17a-5(e)(4) requires only SIPC members who are not exempted from audit requirement and whose gross revenues are in excess of $500,000 to file supplemental report of independent registered public accounting firm on applying agreed – upon procedures.

The Company is exempt from the reporting requirements for the year ended March 31, 2019.

Note 5 - Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are summarized at March 31, 2019 as follows:

(Expressed in United States Dollars)

Note 5 - Property and Equipment (continued)

Furniture	$ 4,343
Computer equipment	69,679
	74,022
Less: Accumulated depreciation	43,180
	$ 30,842

Note 6 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company's main office is in New York City. Effective September 21, 2018 ("Start Date"), the Company entered into a new lease for its main office that extends through September 20, 2020 replacing its previous lease that expired September 30, 2018. The Company recognized rent expenses on a straight-line basis computed by dividing the total rent to be paid over the lease by the number of months in the lease arrangement. At March 31, 2019, the Company had a $1,653 deferred rent credit to be amortized through September 20, 2020. Future annual minimum payments under this lease commitment will be as follows:

Years Ending March 31,	
2020	$ 95,178
2021	46,342
Total	$ 141,520

At March 31, 2019, the Company has a security lease deposit on its office of $26,100.

Note 7- Subsequent Events

Management has evaluated subsequent events through May 30, 2019, the date this financial statement was available to be issued.